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03050475

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME All Nippon Airways Co., Ltd

*CURRENT ADDRESS

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1569 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/8/03

 | A STAR ALLIANCE MEMBER 

April 30. 2003

The U.S. Security and Exchange Commission
450 Fifth Street, N. Y.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

AR/S
3-31-03

Re: All Nippon Airways Co., Ltd. – File No. 82-1569

Dear Sirs:

Enclosed is a copy of Fiscal year ended March 31.2003 submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.
We also confirm that the Schedule of Information included in our initial submission has not changed.

Sincerely yours,

Tetsuya Sudo
Staff Director, Investors Relations
All Nippon Airways Co., Ltd.



ANA Reports Financial Results for Fiscal 2002

03 MAY -7 AM 7:21

TOKYO April 30th, 2003 The ANA Group today reported a consolidated net loss of ¥28.2 billion (US$235.4 million) for the fiscal year 2002, which ended March 31st 2003. This compares with operating revenues of ¥1,215.9 billion (US$10.1 billion), an actual year on year increase of +0.9%. Operating loss was ¥2.5 billion (US$21.6 million), and recurring loss was ¥17.2 billion (US$143.6 million).

Consolidated results refer to the ANA Group as a whole, including subsidiaries that are not directly related to air transport, such as ANA Hotels. The total number of companies included in these results is 133.

On a non-consolidated basis, referring to ANA (All Nippon Airways Co Ltd) alone, the airline reported a net loss for the period of ¥17.0 billion (US$ 142.0 million). Operating revenues were ¥940.5 billion (US$7.8 billion), showing a year on year increase of 2.8%. An operating loss of ¥8.2 billion (US$68.8 million) was reported, and recurring loss ran at ¥20.0 billion (US$ 167.1 million).

These results reflect the harsh operating environment of severe price competition in the wake of the Japan Airlines/ Japan Air System merger, and the cost of increased promotional campaigns to stimulate falling demand. This is figured against a background of depressed economic activity in Japan as a whole. The double blow of the Iraq war and the Sars outbreak at the very end of the final quarter of the financial year had a negative impact on international passenger numbers, which from September 2002 had actually shown a sharp increase, after initial slow growth in the first half of the financial year.

Passenger numbers for the ANA Group Airlines* for the period under discussion were 47.1 million on domestic routes, and 3.8 million on international, demonstrating an increase of 2.9% and 10.1% respectively; total passengers carried were 50.9 million, an increase of 3.4%. Available Seat Kilometres (ASK) for the period were up 2.6% on domestic routes to 62,565,065 (thousand seat km), and down –3.5% on international routes to 25,974,398 (thousand seat km). Domestic and international load factors were up 1% and 6% to 64.6% and 72.1% respectively.

ANA Group Airlines carried almost 580 thousand tons of cargo, an increase of 7.3%. Broken in to international and domestic operations, the respective figures are 195.6 thousand tons (+27.9%) and 384 thousand tons (-0.8%). This reflects strong demand, particularly from the Chinese market, in response to which ANA began cargo freighter operations to China in September 2002.

Mail services by Group airlines saw an overall decline of 3.2% to 89.5 thousand tons. This can be broken down into 11.2 thousand tons on international routes (+54.7%) and 78.3 thousand tons on domestic (-8.2%).

All comparisons are year on year.

Looking to the present fiscal year (ending March 2004), ANA will continue to press ahead with its three year cost reduction and reform plans, which are based on improvements in network, the streamlining of the fleet and other moves to realise greater efficiency and cost savings. Although world economic uncertainty still remains following the end of the war with Iraq and the continuing effect of the outbreak of Severe Acute Respiratory Syndrome, mid to long term the demand for international flights to China



and other parts of Asia is expected to grow. Demand in Japan has also shown a stable recovery and appears to continue to grow despite the deflationary spiral. As a group, ANA expects to achieve a consolidated net income of ¥15.0 billion (US$125.0 million), and a recurring profit of ¥15.0 billion (US$125.0 million) in fiscal 2003.

Contact : Rob Henderson r.henderson@ana.co.jp

***ANA Group airlines**

Domestic routes: ANA (All Nippon Airways), ANK (Air Nippon), ADK (Air Hokkaido), ANN (Air Nippon Network)

International routes: ANA (All Nippon Airways), ANK (Air Nippon), AJX (Air Japan)

Note:

All monetary figures are rounded down. For comparison purposes only, figures quoted in US$ are calculated at a rate of 1 US$ = ¥120.

Operating income/ loss = operating revenues minus operating costs

Recurring profit/ loss = operating income/ loss minus income/ loss from activities not related to the main field of operation


A STAR ALLIANCE MEMBER

ALL NIPPON AIRWAYS CO.,LTD.

Shiodome City Center,1-5-2, Higashi-Shimbashi, Minato-ku,Tokyo 105-7133, Japan

Fiscal year ended March 31, 2003
Consolidated financial results
All Nippon Airways Co., Ltd. (9202)

1. Consolidated financial highlights for the period ended March 31, 2003 (Fiscal 2002)

(1) Consolidated operating results — Yen (Millions rounded down)

	Fiscal 2002	Year on year (%)	Fiscal 2001	Year on year (%)
Operating revenues	1,215,909	0.9%	1,204,514	(5.9%)
Operating income (loss)	(2,597)	–	22,968	(72.1%)
Recurring profit (loss)	(17,236)	–	1,400	(97.8%)
Net income (loss)	(28,256)	–	(9,456)	–
Net income (loss) per share	(18.42 yen)		(6.17 yen)	
Diluted net income (loss) per share	–		–	
Net income (loss) / Shareholders' equity	(21.7%)		(6.5%)	
Recurring profit (loss) / Total assets	(1,2%)		0.1%	
Recurring profit (loss) / Operating revenues	(1.4%)		0.1%	

Notes:1. Gain (loss) on equity method: *Fiscal 2002: 364m Fiscal 2001: (804m)*
2. Average number of shares of outstanding during the period (consolidated):
Fiscal 2002: 1,533,940,445 shares Fiscal 2001: 1,533,744,749 shares
3. Changes in the accounting policy during the period: none

(2) Consolidated financial positions — Yen (Millions rounded down)

	Fiscal 2002	Fiscal 2001
Total assets	1,442,573	1,510,982
Shareholders' equity	121,954	138,641
Shareholders' equity ratio	8.5%	9.2%
Shareholders' equity per share	79.57yen	90.40yen

Note:Number of shares of outstanding at balance sheet date (consolidated)
Fiscal 2002: 1,532,694,609 shares Fiscal 2001: 1,533,704,681 shares

(3) Consolidated cash flows — Yen (Millions rounded down)

	Fiscal 2002	Fiscal 2001
Cash flows from operating activities	85,952	33,993
Cash flows from investing activities	(52,478)	(123,927)
Cash flows from financing activities	(63,364)	69,104
Cash and cash equivalents at the end of the period	158,121	188,648

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 109
Number of non-consolidated subsidiaries accounted for by the equity method: 6
Number of affiliates accounted for by the equity method: 18

(5) Change of scope of consolidation and application of the equity method

	Consolidation	Equity method
Newly added	1	–
Excluded	10	3

2. Forecast of consolidated operating results for the period ending March 31, 2004

	Yen (Millions rounded down)
Operating revenues	1,245,000
Recurring profit (loss)	15 ,000
Net income (loss)	15, 000

Note:Forecast of net income per share: 9.79yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to attachment page 13.

1. The ANA Group

The ANA Group comprises All Nippon Airways Co., Ltd (ANA) and its 143 subsidiaries and 41 affiliates. Of those companies, 109 are consolidated subsidiaries and 24 are accounted for by the equity method. The Group's operations are classified into four business segments: air transportation, travel services, hotel operations, and other businesses. For each segment, the fields of business and the operational positions of the parent company, subsidiaries, and affiliates are described below:

As of March 31, 2003 Operational segment	No. of subsidiaries	of which, consolidated	of which, equity method	No. of affiliates	of which, equity method
Air Transportation	31	30	–	6	3
Travel Services	16	13	–	3	3
Hotel Operations	23	22	–	1	1
Other Businesses	73	44	6	31	11
Group Total	143	109	6	41	18

Air Transportation

Within the ANA group, the air transportation business and aircraft operation business, which principally consist of passenger services, cargo and airmail transportation, are mainly operated by ANA, Air Nippon Co., Ltd (subsidiary of ANA), Air Japan Co., Ltd (subsidiary of ANA), and Nippon Cargo Airlines (affiliate of ANA).

International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd, ANA Aircraft Co., Ltd and other companies in the ANA group provide services incidental to the air transportation business and aircraft operation business, which include airport customer services, telephone reservation and information services and the maintenance of ANA aircraft. Passenger services, cargo handlings and aircraft maintenance services are also provided to domestic and overseas airlines other than the members of the ANA Group as clients of ANA.

Travel Services

Package tours under the brand names of ANA Hallo Tour and ANA Sky Holiday are mainly planned and marketed by ANA Sales and Tours Co., Ltd, a holding company, and its wholly owned subsidiaries, All Nippon Airways World Tours Co., Ltd., ANA Sky Holiday Tours Co., Ltd., and All Nippon Airways Travel Co., Ltd. The package tours mainly consists of air transportation services provided by ANA and Air Nippon Co., Ltd, and accommodation services provided by ANA Hotels. Overseas, ANA World Tours (Europe) Ltd. and other companies provide a range of services to customers traveling on ANA Hallo Tour brand packages and sell airline tickets and travel products.

Hotel Operations

Subsidiaries and affiliates, centered on ANA Hotels, Ltd., are providing a wide range of hotel services including provision of lodging, meals, banquets, and wedding receptions.

Other Businesses

Group companies provide communications, trading and sales, real estate, building management, ground transportation and distribution, aircraft equipment maintenance, and other services. ANA Information Systems Planning Co., Ltd., Infini Travel Information, Inc., and other members of the Group are principally developing terminals and software for airline-related information. ANA Logistics Services Co., Ltd., are operating warehouses for imported air cargo. All Nippon Airways Trading Co., Ltd., and others are mainly conducting import-export of airline related materials sold through stores and catalogs. ANA Real Estate Co., Ltd., and other companies carry out the sale, rental and management of real estate, and affiliate Jamco Corporation and others provide the maintenance of aircraft equipment. All Nippon Airways Co., Ltd., and ANA Group subsidiaries and affiliates are customers for these products and services.

2. Management Policy

1. Keynote

While giving top priority to safety operation of airlines, we aim at wining confidence of our customer and shareholders by improving the quality of air transportation services and drastically increase the profit of the ANA group on the whole.

2. Medium Term Management Strategies

Based on the Medium Term Management Plan, the Group has endeavored to improve its profitability and to strengthen its financial position since the fiscal year 1999. However, the circumstances surrounding the Group have undergone dramatic changes since fiscal year 2001 due to the September 11 terrorist attacks in the United States and fierce domestic competition generated by the merger between Japan Airlines and Japan Air System. To cope with the difficult situation, the Group has reviewed the plans for route and flight volumes and implemented measures in order to spur various demands. Additionally, the entire group has reduced costs to improve the Group's profitability. However we are far from where we should be.

In this severe management environment we have adopted the "ANA Group Corporate Strategy Plan" providing guidelines for corporate management in the fiscal years 2002 and 2003 and the "Corporate Reform Plan" containing specific measures to implement the Strategy Plan, and have steadily addressed each task in the Plan. Under these plans, the ANA Group continues its endeavors to become a leading corporate group in Asia with air transportation as its core. Its primary target, however, is not to become the biggest airline company in Asia, but rather to become the best company in quality of service, customer satisfaction and value creation. Based on these targets, we make further efforts to pursue "value creating management," so that income from domestic operations will be stabilized, profitability from international operations improved and the earnings of the ANA Group as a whole will improve in the fiscal year 2003 to achieve dividend payment. We now determined to put into practice the following action plans in order to increase customer satisfaction, and to improve our financial conditions, and to pursue value creation.

① Group Management System

For the purpose of the formation of the unified corporate strategy and efficient management, ANA is positioned as a holding company which is holding members of the Group. Under the group management system, strategic management functions of all the members of the Group are unified. We expect the competitive power of the Group in the market place is strengthened under the Group Management System. We also clarify the responsibility of the performance of each four business unit (air transportation, hotel, real estate and trading) and establish the operation system which allows us to implement the business strategy efficiently. For this purpose, we have reviewed in this interim period the operation of the transportation companies in the Group in accordance with the airline route.


ANA
Business strategic function of the Group
Air transportation business strategic function of the Group
Group airline companies (Air Nippon Co., Ltd., Air Japan Co., Ltd, etc.)
Business Strategy
Related Business

② Management Strategy Implementation System

The tenure for each member of the Board of Directors and corporate officers has been changed to one year with a view to clarifying the management accountability for target achievement per fiscal year. Putting the right persons in the right positions precisely, we will make both the management strategy implementation systems of the Group and business implementation system of each member of the Group more efficiently.

③ Management Control System

Management Control for "ANA Group" shall be executed based on each group business operations, namely, air transportation, hotel, real estates and trading. Meanwhile, "ANA's Value Creation (AVC)" management index, which was introduced during the year under review, will be revised and during the current fiscal year so that all group companies will have common value standards under their respective AVC. AVC is ANA's management index introduced in the fiscal year 2001 to create the shareholder value, and represents a balance obtained by subtracting the amount of capital spent from after-tax operational profits. Target control under the new system will be executed with the aim of increasing the shareholder value by raising AVC number.

④ Sales System

ANA Sales & Tours Co., Ltd ("AST") started its business operation in April 2002. AST was a holding company of three travel agencies in the Group, namely, All Nippon Airways World Tours Co., Ltd., All Nippon Airways Travel Co., Ltd. and All Nippon Airways Sky Holiday Tours Co., Ltd. established in January 2001 under the name of ANA Sales Holdings Co., Ltd. ANA Sales Holdings changed its name into AST after merged its three subsidiaries. With this fresh start AST is aiming at assuming more delegation of ANA business, progressing more integration of business resources of its former subsidiaries, such as "Sales Network", "Know-How" and "Personnel", strengthening sales capability, reducing cost, increasing competitiveness of travel packages sold under ANA Brand, and improving profitability of the group on the whole.

⑤ Domestic Route Operations

With respect to domestic flights the ANA Group aims to improve its profitability by adding flights to high demand routes such as Tokyo-Osaka, Tokyo-Fukuoka, Kansai-Fukuoka, and Fukuoka-Okinawa routes, while continuing restructuring of flight routes including reducing or canceling flights in low demand routes. Additionally, ANA will reduce the flight operation cost thorough expansion of delegating the flight operations to Air Nippon Co., Ltd. and integration of aircrafts models. ANA also plans to introduce new flight operation delegation system to meet the variable flight operation demand more flexibly. Furthermore, the Company launched the new regional flight services by using turboprop aircrafts departing from or arriving at Itami Airport and strives expansion of network of domestic routes with starting operation of Osaka-Kochi route by Air Nippon Network, a subsidiary of ANA, using Bombardier DHC-8-400 from October.

⑥ International Route Operations

In addition to increase fights on China routes such as Tokyo-Dalian, Tokyo-Tsingtao, and Tokyo-Xiamen routes, ANA establishes daily service on Kansai-Beijing route. ANA continues to increase its transportation capacity in short distance Asian routes, with the emphasis on the China routs, and establish transportation network in Asia. On the other hand, Tokyo-Honolulu and Kansai-Seoul routes were transferred to Air Japan Co., Ltd., its subsidiary, in order to reduce operation cost. Moreover, expanding the routes of Boeing 747 -400 with a new first class seats equipped with the biggest full-flat-wide-bed-seats in the world surrounded by partition making private place setting surrounding the seat, ANA continues to distinguish itself from its competitors to attract more customers.

⑦ Related Business Operations

With primary emphasis on maximizing return on investment, the ANA Group will, under the Corporate Reform Plan, seek to improve the profitability of hotel, trading, real estates, and other diversified businesses. Steps will be taken to reduce interest-bearing debts through curtailment of investments by optimum redistribution of existing management resources and recovery of cash by selling and securitisation of its assets. Furthermore, in hotel business, the Company will seek to further increase of GOP (Gross Operating Profit) through introduction of hotel management system in ANA Hotels Ltd., to support our chain hotels operation and enhancement of equipment and products of each hotel. ANA will increase the corporate value of its hotel business and securitize its assets in relation to the hotel business to achieve off-balance treatment to enhance its balance sheet.

Recognizing the hardship of current management environment under constant progress of deflation economy, ANA has adopted, in addition to the "Corporate Reform Plan", the "Cost Reduction Plan" in order to implement fundamental reform of cost structure over three years from fiscal 2003 to 2005. By the accomplishment of the following each item in the "Cost

Reduction Plan" along with the "Corporate Reform Plan", the Company will reduce cost approximately amounting to 30 billion Yen in the entire group in the last planned fiscal year.

① Downsizing of aircrafts by reflecting trends in demand
② Integration of model of aircrafts, from 9 models at present to 6 models
③ Restructuring of routes operated by turboprop aircrafts (DHC-8-400) and improvement of operation by small aircrafts
④ Reducing employees and facility at airports by restructuring of routes and aircrafts
⑤ Reexamination of retirement allowance and pension plan
⑥ Reduction of the level of the retirement benefits paid from trustee employee pension funds
⑦ Reexamination of wages for management employees.
⑧ Comprehensive reexamination of wages systems for non-management employees
⑨ Personnel reduction of 1,200 employees

3. Corporate Performance and Financial Conditions

1. OVERVIEW

In the first half of the current fiscal year, we could see a sign of recovery of Japanese economy, such modest increase in production based on the expansion of export to China and other Asian countries. In the latter half of the fiscal year, however, the economic situation surrounding Japan became in severity evidenced by further plunge in stock price due to general concern about the future of US economy and uncertainty of international political situation. Moreover, the recovery of Japanese economy was slowing down due to the continual slowdown in consumer spending reflecting severe employment situation and income environment based on aggravation of deflation. We have to admit that the Japanese economy has not yet recovered in full scale. .

Under these circumstances, ANA's consolidated revenue totaled ¥1,215.9 billion (up 9.5%), operating loss ¥2.5 billion, and recurring loss ¥17.2 billion. The net loss for the year stood at ¥28.2 billion after transfer of extraordinary profits from the sale of investment securities to loss on sale of affiliated enterprises, extraordinary losses including those resulting from appraisal on investment securities, corporate tax and adjustments of tax amounts through tax effect accounting.

On a parent company basis, revenue for the period came to ¥940.5 billion (up 2.8%), operating loss ¥8.2 billion, and recurring loss ¥20.0 billion. Following an extraordinary loss on the reorganization of the hotel business, net loss for the year was ¥17.0 billion.

The following is a summary of operating results by business segment.

Air Transportation

As for domestic airline business, the merger between Japan Airline Co., Ltd and Japan Air System Co., Ltd to establish Japan Airline System, an integrated holding company of both companies in October 2002 has lead fierce competition among airline companies, such as air fare reduction competitions and various campaigns to attract domestic airline customers.

As for international airline business, demand has been recovered slowly since the bottom of demand due to simultaneous multiple terrorist attacks in the United States. In particular, all the airline companies enhanced routes with a central focus on the China routes because of increase in demand of international transportation based on economic expansion in Asian areas. However, tension of Iraqi situation had a serious impact on demand for passenger services in the latter half.

While we increased the number of flights with a central focus on main lines arriving and departing at Haneda Airport in prospect of demand in domestic lines, we drastically expanded transportation capacity in highly profitable lines by code share with other airline companies including Hokkaido International Airlines Co., Ltd. and also enhanced our services by connecting with international flights arriving and departing at Narita Airport. We have thus endeavored to expand our income through efforts to increase revenue beyond the framework of the group. In addition to the above, the slot of ANA group at Narita has been dramatically increased with the start of the operation of a provisional parallel runway at Narita Airport on April 18, 2002. . This allowed us to establish the foundation of international air transportation network using Narita as the hub, which is the realization of our long waiting dream since 1986, the year of the inauguration of our international flights. A large bottleneck impeding our international business development has been gotten rid of at last and we are now able to make full-fledged efforts to meet the high demand of business customers in the metropolitan market. Accordingly, we enhanced our routes including short-distance Asian routes and we opened new routes and increased the number of flights in the China routes with good prospect of growth in demand because of its high profitability.

However, under the circumstances where business demand was in sluggish growth in domestic routes due to lag in business recovery, price competition among airline companies grew more intense and business demand in international routes was declined due to the tension of Iraqi situation. As a result of the above, revenue from air transportation for the year under review totaled ¥992.4 billion (up 1.4%) and operating loss was ¥6.9 billion.

Domestic Passenger Services

As for domestic passenger services, we increased main routes in high demand such as Tokyo to Sapporo, Osaka, Fukuoka, Okayama, Hiroshima, Takamatsu, Kagoshima at Haneda Airport or competing routes with JR and enhanced our competitiveness. In addition, Air Nippon Co., Ltd. newly established Tokyo-Ishigaki route and Kansai-Ishigaki route, while four routes were suspended as well as reducing some routes and entrusting operation to Air Nippon Co., Ltd. Moreover, from February we started code share with Hokkaido International Airline Co., Ltd. regarding 12 flights of 6 round trips between Tokyo and Sapporo which said company is operating. As a result, our flights increased to 24 round trips between Tokyo to Sapporo and our number of flights are comparable to those of Japan Airline System Co., Ltd. which dramatically enhanced its transportation capacity by integration. At the same time, we newly established Narita-Fukuoka route and added more flights on Narita-Sapporo, Narita-Osaka and Narita-Nagoya routes in addition to establishment of Narita-Sendai by code share respectively with the Fair Incorporated and Nakanihon Airline Co., Ltd. and have made efforts to improve connection services between international and domestic routes at Narita Airport called "ANA Connection".

As for marketing, in July, we launched "Web Wari" (web discount) which offers a discount of up to 29% in fares if reservations were made via the Internet or by a mobile phone. Moreover, in the last half, we launched "Ichinichi Norihodai" (unlimited flight for a day) fare whereby passengers could take all the flights in domestic routes unlimitedly for 10,000 yen for a day or "Furusato Waribiki", discounted fares by destination whereby passengers could take a specific route for 10,000 yen in addition to the established super-discount fares "Chowari". We have thus endeavored to stimulate demand by satisfying the diversifying passengers' needs precisely. In addition to the above, as for the co-venture commodity with JR, "Air Rail", we newly added business partners, Shikoku Railway Company, East Japan Railway Company and Hokkaido Railway Company to the present business partner, "Kyushu Railway Company" and have endeavored to enhance services.

As a result, the number of domestic route passengers increased 2.9% to 47.13 million. However, revenue decreased 2.4% to ¥646.8 billion due to substantial drop in unit price for a passenger by intensive price competition among airline companies.

Domestic Cargo and Mail Service

Domestic distribution of goods slumped amidst the sluggish economy and some air cargoes were switched to land transportation due to tightened inspections for explosives following the terrorist attacks of the last year. As a result, the volume of handling has been changing to the lower level than that for the previous fiscal year from the beginning of this fiscal year. Although the volume in September showed a recovery from the slow demand that had continued after the terrorist incidents and the volume exceeded that for the previous fiscal year, the recovery of demand was slow and the volume in the latter half of the fiscal year was again below that for the previous fiscal year. Under these circumstances, we adopted Boeing 767-300F, cargo flight which had been mainly used for domestic services or charter flights, and we flexibly changed in kinds of airplanes in response to the demand of cargos and took various measures to increase revenue.

As a result, compared with the previous fiscal year, the volume of cargo carried during the current fiscal year decreased by 0.8% to 383,000 tons and revenue dropped by 1.7% to ¥24.3 billion.

As for the mail service, in July and November, the Postal Service Agency implemented large-scale switch of means of transportation from air transportation to cargo truck. Consequently, the volume was far below that for the previous fiscal year and the tonnage during this fiscal year decreased by 8.2% to 78,000 tons and revenue was dropped by 8.1 % to ¥10.5 billion compared to those for the previous fiscal year.

International Passenger Services

With substantial increase in the slots at Narita, we opened new Narita-Xiamen and Narita-Taipei routes and doubled the daily flights in Narita-Beijing, Narita-Shanghai, Narita-Hong Kong, Narita-Seoul and Kansai-Shanghai routes, and concentrated our efforts on expanding the short-distance Asian route network, primarily the China routes which have a strong increase of demand. Consequently, the number of passengers on the China routes increased drastically and especially the number of passengers in business class rose remarkably. In addition, we operated daily flights from Narita to San Francisco, Honolulu,

Frankfurt, Singapore and so on and also improved the convenience for passengers using flights to China and Asian area via Narita from Europe and the United States for business.

As for services, we introduced "New Style CLUB ANA" which enables to recline seats flatly for business class and "Premium Economy" in economy class which offers seats with the same distance between seats and the width as those for business class in Boeing 747-400 which is in service between Narita to London from April. From the last half of this fiscal year, we also increased flights with the above Boeing 747-400 for the route between Tokyo and Frankfurt. Furthermore, from December, we introduced Boeing 747-400 which has first class providing a full flat wide bed sheet with partition which enables each seat to be a complete compartment for the route between Narita and London, and we have thus endeavored to differentiate us from other airline companies in order to satisfy the customers' needs.

As for marketing, we implemented moderation of the criteria for application of "Biji Wari" (business discount) which offers regular discount fare for business class based on advance purchase system and expansion of applicable cities for such service. In addition, we carried out revision of system for increase of business demand and various campaigns. For example, from October we offers "Okaeri Hire Service" (hired car service for return) whereby passengers using business class both ways could take a hired car from an airport to designated place on their arrival or "Okaeri Taxi Campaign" (taxi service for return) which provides a taxi coupon to passengers who used first or business class both ways on the Asian and China routes.

As a result, the number of international flight passengers during this fiscal year increased by 10.1% to 3,780,000 and revenue increased by 9.3% to ¥185.4 billion.

International Cargo and Mail Services

Reflecting signs of recovery of US economy, our international cargo and mail service business showed steady growth in the first half of the fiscal year. This good performance continued in the latter half of the fiscal year. Contributing factors to the continued grow in the latter half includes (1) temporary shift of cargo transportation route from sea to air due to harbor strike in West Coast of the United States, (2) increase of cross border commodity flow due to growing international tension in relation to Iraq, (3) steady automobile parts commodity flow all over the world (significant contribution factor). In September of 2002, we introduced Boeing 767-300F, our first aircraft exclusively used to cargo transportation and tried to expand the cargo transportation services mainly to and from China. We started "PRIO", international priority service, started from April 2001. We newly introduced "PRIO DOOR", "PRIO COOL", "PRIO SPACE" AND "PRIO SENSITIVE" to the lineup of Prio from the end of this fiscal year in order to respond to more demanding and diversified international transportation needs.

As a result, the total volume of international cargo during the period increased by 27.9% to 195 thousand tons and revenue was up 22.6% to ¥40.3 billion.

With respect to the Mail Services, incoming mail from abroad continued to grow reflecting (1) the increase of flights on China route, (2) introduction of daily flight service between Narita and San Francisco and (3) newly established international mail services from

Europe to Japan.

As a result, the total amount of international mail handled during the year increased by 54.7% from the previous fiscal year to 11 thousand tons and revenue was up 36.7% to ¥3 billion.

Other Business

The ANA Group sought to expand revenues from such other sources as providing other carriers with aircraft maintenance, passenger check-in, baggage loading and other ground services, as well as from increased in-flight sales. The revenues from these sources increased by 9.7% to ¥81.8 billion.

Changes in Fleet Composition

The following shows the changes in ANA Group's feet composition during this fiscal year.

Equipment	A	B	C	D	E	F	Remarks
Boeing 747-200B					1	-1	1 sold in April 2002
Boeing 747-100SR	-	-	1			-1	1 returned in Sept. 2002
Boeing 767-300	3	4	-	-	-	7	1 purchased in May 2002 2 purchased in Aug. 2002 1 leased in June 2002 2 leased in July 2002 1 leased in Aug. 2002
Boeing 767-200	-	-	4	-	1	-5	1 returned in June 2002 1 returned in Sept. 2002 1 returned in Jan. 2003 1 returned in March 2003 1 removed in Sept. 2002
Airbus A321-100	-	6	-	-	6	0	6 sold in September. 2002 6 leased in Sept. 2002
Boeing 737-500	-	2	-	-	-	2	1 leased in April 2002 1 leased in May 2002
Bombardier DHC-8-300	-	2	-	-	-	2	1 leased in April 2002 1 leased in Jan. 2003
YS-11	-	-	-	-	3	-3	1 sold in May 2002 1 sold in Nov. 2003 1 sold in Jan. 2003
Total	3	14	5	-	11	1	

Legend: A = Purchased; B = Leased from; C = Returned; D = Leased to; E = Sold/Removed; F = Change

Travel Services

Our travel services had to endure under difficult situation for travel service industry due to recession of domestic economy and growing international tension generated from Iraq.

In the last fiscal year, demand for tour to Kansai area was high reflecting the popularity of the Universal Studio in Japan opened in last fiscal year. The demand for tour to Kansai in this fiscal year did not continue to be in the high level as before. Package price of all tour was forced to reduce due to increase of competition among domestic airline companies. Domestic travel performance on the whole fortunately exceed that in the previous fiscal year both in terms of numbers of passengers and the amount of sales as the result of our aggressive marketing focusing on Hokkaido ski tours Okinawa tour.

For overseas tours, we made marketing effort focusing on "safety tour" responding to very slow recovery of demand for overseas tour after the terrorist attack. We also introduced Club ANA with reasonable fee arrangement. As a result of our marketing effort, the number of tourist and revenue were increased in this fiscal year compare to those in previous fiscal year. Our aggressive marketing effort was not fruitful partly due to the occurrence of Iraq war and SARS at the end of this fiscal year.

Total revenue in the travel service sector, including both domestic and international, reached ¥162.8 billion for the year, an increase of 2.7% from the previous year, resulting in operating profit of ¥500 million.

Hotel Business

As for domestic hotel business, ANA hotels, as a series of supporting entire hotel chain under the restructuring plan, have established and implemented new marketing system to increase revenue of the entire hotel change and introduced and implemented effective income control method by introducing uniform accounting standard including IT system. To increase the quality of facilities and business operation of ANA Hotel Tokyo, our flagship, renovation of the lower and middle floors of the Hotel were underwent and "Premium Floor" and "Premium Upper Floor were created. To reduce energy cost and destruction of environment, ANA Hotel Tokyo, Narita and Hiroshima underwent reforms in their energy facilities to lower energy consumption during the Hotel business operation.

As for hotel business outside of Japan, we sold shares in Beijing Shinseiki Hanten in June 2002, ANA Hotel Vienna in July 2002, ANA Harbor Grand Hotel Sydney in August 2002. These sales of shares were reflecting our effort to improve our financial conditions by redeeming capital investment and applying the proceeds to reduce interest bearing debt. We completed our restructuring plan for hotels overseas.

During this fiscal year, we continued to face the unprecedented hardship in hotel industry: the recession of both Japan and US; (2) reduction of business, in particular accommodation and banquet business partly due to Iraq war; (3) change of the value of the customers that leads the reduction of the usage of Hotels, and (4) excessive competitions among competitors.

As a result, revenue from the hotel business during the fiscal year totaled ¥72.7 billion, down 3.9% from the previous year, and operating loss stood at ¥1.2 billion.

Other Businesses

Infini Travel Information Co., Ltd., providing a reservation and ticketing system for international flights, substantially increased in revenue and profits mainly due to the recovery from the aftermath of last year's synchronized terrorist attacks and the substantial increase in the number of overseas tourists.

Revenue from trading and selling of goods by ANA Trading Co., Ltd by ANA Trading Co., Ltd exceeded the results of the same period of the previous year in all businesses except aircraft parts. Especially wide range of businesses such as in-flight sales of ANA 50th anniversary project, sales of semiconductor parts into new market and sales of banana made in Philippine under private brand had substantially increased sales. However, total revenue showed a decline due to substantial decrease of revenue from aircraft parts business.

ANA Real Estate Co., Ltd. which sells and rents real estate and maintains buildings, renovated a number of buildings to provide high quality office environment required by tenant company, and was successful in maintaining high occupancy ratios and in increasing rental revenue and profits. Due to declaration of extraordinary loss by dissolution of a subsidiary company previously doing golf courses development business, loss of ¥1.1 billion for the current term was declared.

ANA Information System Planning Co., Ltd is receiving orders from the Group for developing, maintaining and operation information system of the Group. The Company was strongly supporting the Group to establish IT infrastructure of the business operation system of the Group on the whole. The Company also steadily operate its business of (1) developing, maintaining and operating information systems of passenger, cargo, transportation, crew, aircraft maintenance of the Group, (2) providing similar services to the customers outside of the Group, and (3) developing, maintaining and operating IT infrastructure. As the result of the good performance of the Company in this fiscal year, the revenue of the company increased compare to the previous fiscal year.

As a result, total sales of Other Businesses during this reporting period came to ¥173.1 billion, down 8.0% from the same period of the previous year, while the operating profit was posted at ¥5.3 billion.

2. CASH FLOW

The trend of indicators of cash flow of ANA Group is as follows:

	Fiscal 1999	Fiscal 2000	Fiscal 2001	Fiscal 2002
Capital-to-assess ratio (%)	6.4	10.4	9.2	8.5
Capital-to-assess ratio calculated at fair market value	28.0	43.9	34.8	23.4
Redemption period (year)	14.4	6.3	29.9	11.0
Interest coverage ratio	2.0	4.2	1.2	3.8

※ Capital-to-assess ratio: Shareholders' Equity / Total Assets

Capital-to-assess ratio calculated at fair market value: total fair market value of sharesstock
Redemption period (year): Interest-bearing debtsliability / Cash flows from operating activities
Interest coverage ratio: Cash flows from operating activities / Interest payment

(1) Each indicator is calculated based on the information included in the consolidated financial statements by financial value in the consolidated basis
(2) Aggregated amount of the fair market value of shares Total market value is calculated as follows: Average share price at Closing stock average at the end of fiscal period x Total number of outstanding shares at the end of fiscal period.
(3) The number of the Cash flows from operating activities employed is employed from the numbers used in the Cash flows from operating activities of Consolidated cash flows

statement. The number of the interest-bearing debts is based on the number of interest-bearing debts booked on the Consolidated Balance Sheet.Interest-bearing liability covers liabilities which interest has been paid out of liabilities accounted for in Consolidated balance sheet.

3. BASIC POLICY for DIVIDEND

The Company considers it an important task to strive to strengthen stable management base and to reward its shareholders with a proper return.

During the fiscal year under review, the Company was beset with a number of unfavorable factors. There was a severe price competition among the airline companies, since the business demand in domestic line saw a sluggish growth due to the slow economic recovery. Also, the business demand for international flights was decreased due to the tense condition concerning Iraq. Furthermore, the Company suffered an extraordinary net loss in non-consolidated settlement as a result of the reorganization of the hotel business including withdrawal from oversea hotel business. Therefore, the Company regretfully cannot help pass over dividends to its shareholders followed by the previous fiscal year.

4. FORECAST for NEXT FISCAL YEAR

Regarding the forecast for the results of the next fiscal year, it seems that the domestic demand continue to be a lower level since uncertainty over economic conditions in Japan remains. Regarding the overseas, there still remains uncertainty over the economic recovery in USA after the war with Iraq and also the effect of the rapid expansion of Sever Acute Respiratory Syndrome (SARS) in Asia to the world economy is concerned. .

Under these circumstances, it is likely that, in the Japanese airline industry, the demand for international flights would remain sluggish for the time being and it is also difficult to expect a significant increase of the demand for domestic flights. However, the demand for international flights to China and other Asian countries is expected to grow up in a mid–and–long term and demand for domestic flights has shown a stable recovery and also appears to continue to grow up even in the deflationary situation in Japan.

Under these economic circumstances, the Company will continue to implement “Group Management Reform Plan” and also carry out the reform of cost calculation during three years from fiscal year 2003 to fiscal year 2005 based on “Further Cost Reduction Plan”, which was newly introduced, in order to resume dividend from fiscal year 2003 to be ended March 31, 2004.

Regarding travel services, hotel business, and other businesses, the Company will aim to improve its profit by increase of revenue due to the aggressive marketing efforts and continual cost cutter.

For the fiscal year ending in March 2004, the Company calculates sales amount of ¥1,245.5 billion (grew by ¥29. 1 billion compared with the previous year), operating income of ¥25.0 billion (grew by ¥27.5 billion compared with the previous year), recurring income of

¥15.0 billion (grew by ¥32.2 billion compared with the previous year), and net income of ¥15.0 billion (grew by ¥ 43.2 billion compared with the previous year) in consolidated basis.

Assumption used in arriving at these figures are an exchange rate of 125 yen to 1 dollar and market price of Dubai crude oil, which is an indicator of jet fuel price, of US$24 per barrel. The future profit and investment plan of the Company are as follows:

◎ Forecast of Consolidated Operating Result (Unit: 100 million yen)

Classification	Fiscal year 2002 ending March 2003 (Actual results)	Fiscal year 2003 ending March 2004 (Forecast)
Operating revenues	12,159	12,450
Operating expenses	12,185	12,200
Operating profit	△ 25	250
Recurring profit	△ 172	150
Net income	△ 282	150

Total interest-bearing liability	9,454	10,010
Lease liability	2,947	2,820

◎ Forecast for Non-Consolidated Operating Result (Unit: 100 million yen)

Classification	Fiscal year 2002 ending March 2003 (Actual results)	Fiscal year 2003 ending March 2004 (Forecast)
Operating revenues	9,405	9,880
Operating expenses	9,487	9,700
Operating profit	△ 82	180
Recurring profit	△ 200	100
Net income	△ 170	50

Total interest-bearing liability	7,776	8,540
Lease liability	2,662	2,720

◎ Investment Plan of ANA Group

(Units: 100 million yen)

		Fiscal 2003 (Forecast)
Flight Service	Aircraft	930
	Repair of cabin	70
	System	140
	Others	120
Sub total		1,260
Diversification business		50
Total		1,310

(1) Consolidated Balance Sheets

Unit: ¥million

Assets	Fiscal 2002	Fiscal 2001	Difference
Current assets	355,996	407,833	(51,837)
Cash and deposits	154,876	159,340	(4,464)
Trade accounts receivable	94,435	92,783	1,652
Marketable securities	2,458	27,370	(24,912)
Inventories	55,803	55,001	802
Deferred tax assets	12,405	6,213	6,192
Other current assets	36,393	70,067	(33,674)
Allowance for doubtful accounts	(374)	(2,941)	2,567
Fixed assets	1,085,905	1,101,623	(15,718)
[Tangible fixed assets]	[851,044]	[910,130]	[(59,086)]
Buildings and structures	180,959	210,743	(29,784)
Aircraft	437,231	445,371	(8,140)
Machinery, Equipment and vehicles	17,423	18,618	(1,195)
Tools and fixtures	16,118	19,158	(3,040)
Land	115,537	119,966	(4,429)
Construction in progress	83,776	96,274	(12,498)
[Intangible fixed assets]	[42,679]	[30,622]	[12,057]
Consolidation adjustment account	—	77	(77)
Other intangible fixed assets	42,679	30,545	12,134
[Investments and others]	[192,182]	[160,871]	[31,311]
Investment securities	67,572	63,639	3,933
Long-term loans receivables	27,941	25,978	1,963
Deferred tax assets	49,713	23,489	26,224
Other investments	54,002	54,712	(710)
Allowance for doubtful accounts	(7,046)	(6,947)	(99)
Deferred assets	672	1,526	(854)
Total assets	1,442,573	1,510,982	(68,409)

Unit: ¥million

Liabilities	Fiscal 2002	Fiscal 2001	Difference
Current liabilities	317,938	444,863	(126,925)
Trade accounts payable	126,911	123,896	3,015
Short-term loans	22,132	77,586	(55,454)
Current portion of long-term debt	61,784	74,685	(12,901)
Current portion of bonds payable	–	69,210	(69,210)
Accrued income taxes	2,695	1,744	951
Bonus payment reserve	14,350	14,338	12
Other current liabilities	90,066	83,404	6,662
Long-term liabilities	992,375	915,189	77,186
Bonds payable	351,732	302,789	48,943
Long-term loans payable	509,747	493,553	16,194
Accrued employees' retirement benefits	106,780	88,980	17,800
Consolidation adjustment account	666	–	666
Other long-term liabilities	23,450	29,867	(6,417)
Total liabilities	1,310,313	1,360,052	(49,739)
Minority interest	10,306	12,289	(1,983)
Shareholders' equity			
Common stock	86,239	86,239	–
Capital surplus	104,228	104,232	(4)
Earned surplus	(67,388)	(39,198)	(28,190)
Unrealized gains (losses) on securities	223	560	(337)
Foreign currency translation adjustment	(404)	(12,462)	12,058
Treasury stock	(944)	(730)	(214)
Total shareholders' equity	121,954	138,641	(16,687)
Total liabilities, minority interest and shareholders' equity	1,442,573	1,510,982	(68,409)

Note: Accumulated depreciation: Fiscal 2002:880,443 million, Fiscal 2001: 888,347 million

(2) Consolidated Statements of Income (Loss)

Unit: ¥million

	Fiscal 2002	Fiscal 2001	Difference
Operating revenues and expenses			
Operating revenues	1,215,909	1,204,514	11,395
Operating expenses	957,167	923,361	33,806
Sales, General and administrative expenses	261,339	258,185	3,154
Operating income (loss)	(2,597)	22,968	(25,565)
Non-operating income and expenses			
Non-operating income	47,504	31,682	15,822
Interest income	5,116	6,386	(1,270)
Others	42,388	25,296	17,092
Non-operating expenses	62,143	53,250	8,893
Interest expenses	25,283	28,758	(3,475)
Others	36,860	24,492	12,368
Total Recurring Profit (loss)	(17,236)	1,400	(18,636)
Extraordinary gains	1,578	1,922	(344)
Gain on sale of investment securities	527	1,132	(605)
Gains on sales of fixed assets	204	490	(286)
Others	847	300	547
Extraordinary losses	39,163	10,500	28,663
Loss on sales of affiliates	22,890	–	22,890
Loss on liquidation of affiliates	4,024	–	4,024
Valuation loss on investment securities	3,373	2,127	1,246
Special retirement benefit	3,191	1,312	1,879
Others	5,685	7,061	(1,376)
Net income (loss) before taxes	(54,821)	(7,178)	(47,643)
Corporate, inhabitant and enterprise tax	3,888	6,115	(2,227)
Deferred taxes	(31,717)	(3,871)	(27,846)
Minority interest	1,264	34	1,230
Net income (loss)	(28,256)	(9,456)	(18,800)

(3)Consolidated Statements of Surplus

Unit: ¥million

	Fiscal 2002	Fiscal 2001
Capital surplus		
Capital surplus at the beginning of period	104,232	104,232
Decrease in surplus	4	–
Decrease resulting from disposal of treasury stock	4	–
Capital surplus at the end of period	104,228	104,232
Earned surplus		
Earned surplus at the beginning of period	(39,198)	(24,004)
Increase in surplus	103	959
Increase resulting from excluded consolidated subsidiaries	103	959
Decrease in surplus	28,293	16,153
Net loss	28,256	9,456
Decrease resulting from newly consolidated subsidiaries	37	6
Decrease resulting from changes in equity interest in subsidiaries and affiliates	–	6,647
Decrease resulting from excluded affiliates	–	35
Director bonus	–	9
Earned surplus at the end of period	(67,388)	(39,198)

(4) Consolidated Statement of Cash Flows

Unit: ¥million

	Fiscal 2002	Fiscal 2001
I. Cash flows from operating activities		
Net income (loss) before taxes	(54,821)	(7,178)
Depreciation	61,852	61,337
Loss (gain) on sale of fixed assets, loss on removal of fixed assets (Net)	14,302	7,474
Loss (gain) on sale and revaluation of marketable securities (Net)	3,628	1,269
Loss on sale of affiliates	22,890	–
Loss on liquidation of affiliates	2,503	–
Increase (Decrease) in Allowance for doubtful accounts	(142)	2,871
Increase (Decrease) in employees' retirement benefits	17,802	11,399
Interest expenses	25,283	28,758
Interest and dividends income	(6,843)	(7,143)
Currency loss (gain)	48	1,101
Rebate on purchasing aircraft	(5,976)	–
Special retirement benefit	3,191	1,312
Decrease (Increase) in trade accounts receivable	(2,239)	8,846
Decrease (Increase) in other receivable	27,741	(18,132)
Increase (Decrease) in trade accounts payable	3,269	(12,957)
Others	(10,978)	(5,638)
Sub-total	101,510	73,319
Interest and dividend received	6,875	7,143
Interest paid	(22,392)	(28,889)
Corporation and other taxes paid	(6,155)	(18,726)
Receipt of rebate on purchasing aircraft	5,976	–
Special retirement benefit paid	(3,191)	(1,312)
Others	3,329	2,458
Net cash provided by (used in) operating activities	85,952	33,993
II. Cash flows from investing activities		
Payment for acquisition of tangible fixed assets	(112,570)	(124,530)
Proceeds from sale of tangible fixed assets	72,805	7,432
Payment for acquisition of intangible fixed assets	(17,293)	(7,878)
Payment for acquisition of investment securities	(13,143)	–
Proceeds from sale of investment securities	2,153	2,949
Proceeds from sale of subsidiaries' stock in connection with changes in scope of consolidated companies	16,998	–
Payment for lending	(2,240)	(6,833)
Proceeds from collection of loans	6,412	7,465
Others	(5,600)	(2,532)
Net cash provided by (used in) investing activities	(52,478)	(123,927)
III. Cash flows from financing activities		
Increase (Decrease) in short-term loans	(49,366)	(3,777)
Proceeds from long-term loans	110,710	169,463
Repayment of long-term loans	(103,446)	(78,506)
Proceeds from issuance of bonds	49,748	19,904
Redemption of bonds	(70,267)	(31,510)
Payment for acquisition of treasury stock	(391)	(46)
Others	(352)	(6,424)
Net cash provided by (used in) financing activities	(63,364)	69,104
IV. Effect of exchange rate changes on cash and cash equivalents	(795)	1,786
V. Net increase (decrease) in cash and cash equivalents	(30,685)	(19,044)
VI. Cash and cash equivalents at the beginning of the period	188,648	207,717
VII. Net increase (decrease) resulting from changes in scope of consolidated companies	158	(25)
VIII. Cash and cash equivalents at the end of the period	158,121	188,648

Notes to Consolidated Financial Statements

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

Fiscal 2002 and 2001

1.Inportatnt items for the basis for preparation of consolidated financial statements

All Nippon Airways Co., Ltd. (the "Company") and its domestic subsidiaries maintain their books of account in accordance with the relevant provisions under the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's foreign subsidiaries maintain their books of account in conformity with accounting principles and practices of the countries of their domiciles.

2.Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its important subsidiaries. All important intercompany accounts and transactions have been eliminated.

Investments in certain subsidiaries and important affiliates are accounted for by the equity method of accounting.

The difference between the cost and the underlying net equity in the net assets on dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.

Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.

The accounts of certain foreign subsidiaries have fiscal years ending on December 31. The necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect on the balance sheet date, and translation adjustments are made included in profit and loss account.

The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect on the balance sheet date, except for components of shareholders' equity which are translated at historical exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Foreign currency translation adjustments are presented as a component of shareholders' equity.

(c) Marketable securities and investment securities

Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(d) Derivatives

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interests rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(e) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(f) Inventories

Inventories are stated at cost determined by the moving average method.

(g) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method
Buildings .... Straight-line method
Other ground property and equipment................ Declining balance method

The Company and some of the subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment .... 20 years

Domestic type equipment.......................... 17 years

(h) Intangible assets and amortization

Intangible assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method for 5 years, the estimated useful life of purchased software.

(i) Bonus payment reserve

Provisions are made for bonus payment for employees of the Company and subsidiaries. The accrued amounts of estimated bonus payments on balance sheet date are stated as bonus payment reserve.

(j) Retirement benefits

The retirement benefit plan of the Company and some of the subsidiaries covers substantially all employees other than directors, officers and statutory auditors. Under the terms of this plan, eligible employees are entitled, upon - mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or monthly pension. Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

Accrued retirement benefits for employees on the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally for a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Appropriation of retained earnings

The appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting of shareholders to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(n) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with a maturity of three months or less are treated as cash equivalents.Additional Information

(a) Consolidated tax return system

The Company and few subsidiaries applied a consolidated tax return system from Fiscal 2002.

(b) Change in accounting standard

The Company applied "Accounting standard concerning treasury stock and use of legal reserves" (No.1 of corporate accounting standard) as from Fiscal 2002. This change of accounting standard did not have a material effect on profit and loss for Fiscal 2002. Also, in accordance with the enforcement regulation of the Commercial Code, the shareholder's equity in the balance sheet is classified into capital stock, capital surplus, accumulated income and others.

Furthermore, the Company applied "Accounting standard concerning net income per share" (No. 2 of corporate accounting standard) and "Guideline for accounting standard concerning net income per share" (No. 4 of corporate accounting standard) as from Fiscal 2002. There are no effects due to the aforementioned change in accounting standards.

3.Retirement benefit plans

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amount of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs.

From April 1, 2003, the Company changed a part of pension program and adopted the contributory defined pension benefit plan. At the same time, the Company reduced the level of the retirement benefits paid from trustee employee pension funds and revised the benefits calculation which is the lump-sum benefits based on employees' personal results.

These changes make the reduction of approximately ¥39,509 million of the retirement benefit obligation and approximately ¥2,822 million of the pension and severance cost in Fiscal 2003.

The following table sets out the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets on the ending date of Fiscal 2002 and 2001 for the Company and consolidated subsidiaries' defined benefit plans:

		Yen (Millions)
	Fiscal 2002	Fiscal 2001
Retirement benefit obligation	(398,377)	(395,755)
Plan assets at fair value	112,482	123,006
Unfunded retirement benefit obligation	(285,895)	(272,749)
Unrecognized net transitional retirement benefit obligation	87,852	95,190
Unrecognized actuarial loss	94,115	91,599
Unrecognized prior service cost	(2,216)	(2,467)
Gross amount recognized	(106,144)	(88,427)
Prepaid pension cost	636	553
Accrued employees' retirement benefits	(106,780)	(88,980)

The government sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table.

The components of retirement benefit expenses are as follows:

		Yen (Millions)
	Fiscal 2002	Fiscal 2001
Service cost	19,504	15,561
Interest cost	9,664	10,865
Expected return on plan assets	(6,065)	(6,276)
Amortization of net retirement benefit obligation at transition	7,321	7,362
Amortization of actuarial loss	7,032	1,493
Amortization of prior service cost	(251)	(68)
Net periodic pension and severance cost	37,205	28,937

4.Income taxes

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities is as follows:

		Yen (Millions)
	Fiscal 2002	Fiscal 2001
Deferred tax assets:		
Tax loss carry-forward	35,509	21,493
Accrued employees' retirement benefits	30,876	18,904
Unrealized gain on inventories and property and equipment	7,595	9,302
Bonus payment reserve	4,994	3,865
Allowance for doubtful accounts	2,644	3,618
Others	11,932	10,295
Total gross deferred tax assets	93,550	67,477
Less valuation allowance	(29,648)	(31,023)
Total net deferred tax assets	63,902	36,454
Deferred tax liabilities:		
Special depreciation reserve and special account reserve for Reduction in land value	–	(3,663)
Unrealized gains (losses) on securities	(1,516)	–
Others	(426)	(3,100)
Total gross deferred tax liabilities	(1,942)	(6,763)
Net deferred tax assets	61,960	29,691

Deferred tax assets are described on the consolidated balance sheets as follows:

		Yen (millions)
	Fiscal 2002	Fiscal 2001
Current assets – Deferred tax assets	12,405	6,213
Investments – Deferred tax assets	49,713	23,489
Other long-term liabilities	(158)	(11)

Reconciliation of the difference between the statutory tax rate and the effective income tax rate on the ending date of Fiscal 2002 and 2001 is not disclosed because of the loss before income taxes and minority interests.

5.Leases

(a) Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities is summarized as follows.

Estimated acquisition costs, accumulated depreciation and net book value of leased assets are as follows:

		Yen (Millions)
	Fiscal 2002	Fiscal 2001
Aircraft:		
Estimated acquisition cost	268,654	237,621
Estimated amount of accumulated depreciation	144,017	120,046
Estimated net book value	124,637	117,575
Others:		
Estimated acquisition cost	28,315	27,390
Estimated amount of accumulated depreciation	15,000	10,573
Estimated net book value	13,315	16,817
Total:		
Estimated acquisition cost	296,969	265,011
Estimated amount of accumulated depreciation	159,017	130,619
Estimated net book value	137,952	134,392

Outstanding finance lease obligations are as follows:

		Yen (Millions)
	Fiscal 2002	Fiscal 2001
Current portion of finance lease obligations	30,847	28,300
Long-term finance lease obligations	115,877	118,840
	146,724	147,140

Estimated amount of depreciation, estimated finance charges and lease expenses are as follows:

		Yen (Millions)
	Fiscal 2002	Fiscal 2001
Estimated amount of depreciation by the straight-line method over the lease period	29,179	25,587
Estimated interest cost	4,295	4,695

Annual lease expenses charged to income were ¥34,111 million ($283,785 thousand) and ¥29,999 million in Fiscal 2002 and 2001 respectively.

(b) Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

		Yen (Millions)
	Fiscal 2002	Fiscal 2001
Current portion of operating lease obligations	43,187	43,377
Long-term operating lease obligations	104,767	134,475
	147,954	177,852

6.Contingent liabilities

The Company and consolidated subsidiaries were contingently liable as guarantor of loans, principally to affiliates, amounting to ¥2,488 million on the ending date of Fiscal 2002, ¥6,648 million on that of Fiscal 2001.

7.Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, are included in "Other businesses" in the following industry segment information.

Other segment information of the Company and its subsidiaries such as geographical breakdown of sales and assets is not disclosed because of its insignificance.

Segment information is as follows:

Fiscal 2002 Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	911,484	144,940	59,547	99,938	1,215,909	−	1,215,909
Intra-group sales and transfers	81,003	17,930	13,166	73,251	185,350	(185,350)	−
Total	992,487	162,870	72,713	173,189	1,401,259	(185,350)	1,215,909
Operating expenses	999,400	162,286	73,987	167,865	1,403,538	(185,032)	1,218,506
Operating income (loss)	(6,913)	584	(1,274)	5,324	(2,279)	(318)	(2,597)
Identifiable assets	1,179,728	37,153	111,191	180,789	1,508,861	(66,288)	1,442,573
Depreciation And amortization	53,602	733	4,026	3,491	61,852	−	61,852
Capital expenditure	121,734	1,345	4,435	3,042	130,556	(693)	129,863

Fiscal 2001 Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Intercompany eliminations	Consolidated
Operating revenues	900,847	143,367	63,366	96,934	1,204,514	−	1,204,514
Intra-group sales and transfers	77,564	15,166	12,305	91,235	196,270	(196,270)	−
Total	978,411	158,533	75,671	188,169	1,400,784	(196,270)	1,204,514
Operating expenses	959,662	158,615	76,335	183,181	1,377,793	(196,247)	1,181,546
Operating income (loss)	18,749	(82)	(664)	4,988	22,991	(23)	22,968
Identifiable assets	1,195,497	37,437	146,311	215,917	1,595,162	(84,180)	1,510,982
Depreciation and amortization	52,527	527	4,571	3,712	61,337	−	61,337
Capital expenditure	121,451	1,601	6,749	2,748	132,549	(141)	132,408

8.Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets is as follows:

	Fiscal 2002	Fiscal 2001
	Yen (Millions)	
Cash	154,876	159,340
Time deposits with maturities of more than three months	(504)	(728)
Marketable securities	2,458	27,370.
Marketable securities with maturities of more than three months	(62)	(68)
Short-term investments with maturities of three months or less, included in prepaid expenses and other current assets	1,353	2,734
Cash and cash equivalents at end of year	158,121	188,648

Significant non-cash transactions are as follows:

Fiscal 2002 None

Fiscal 2001

	Yen(Millions)
Conversion of convertible bonds:	
Credited to common stock	159
Credited to capital surplus	159
	320

9.Breakdown of Operating Revenues (Consolidated)

Unit: ¥million

	Fiscal 2002	% of total	Fiscal 2001	% of total	Difference
Domestic routes					
Passenger	646,854	46.2	662,772	47.3	(15,918)
Cargo	24,330	1.7	24,746	1.8	(416)
Mail	10,561	0.8	11,491	0.8	(930)
Baggage handling	314	0.0	294	0.0	20
Subtotal	682,059	48.7	699,303	49.9	(17,244)
International routes					
Passenger	185,481	13.3	169,660	12.1	15,821
Cargo	40,393	2.9	32,937	2.4	7,456
Mail	3,061	0.2	2,240	0.2	821
Baggage handling	559	0.0	551	0.0	8
Subtotal	229,494	16.4	205,388	14.7	24,106
Revenues from scheduled flights	911,553	65.1	904,691	64.6	6,862
Other operating revenues	80,934	5.7	73,720	5.3	7,214
Subtotal	992,487	70.8	978,411	69.9	14,076
Travel services					
Package tours(Domestic)	105,430	7.5	99,507	7.1	5,923
Package tours(International)	38,489	2.7	35,772	2.5	2,717
Other revenues	18,951	1.4	23,254	1.7	(4,303)
Subtotal	162,870	11.6	158,533	11.3	4,337
Hotel operations					
Guestrooms	24,676	1.8	26,093	1.9	(1,417)
Banquets	18,788	1.3	20,509	1.4	(1,721)
Foods and drinks	16,702	1.2	17,906	1.3	(1,204)
Other revenues	12,547	0.9	11,163	0.8	1,384
Subtotal	72,713	5.2	75,671	5.4	(2,958)
Other businesses					
Trading and retailing	118,653	8.5	135,181	9.6	(16,528)
Information And telecommunication	19,641	1.4	19,815	1.4	(174)
Real estate &building maintenance	16,820	1.2	16,254	1.2	566
Other revenues	18,075	1.3	16,919	1.2	1,156
Subtotal	173,189	12.4	188,169	13.4	(14,980)
Total operating revenue	1,401,259	100.0	1,400,784	100.0	475
Intercompany eliminations	(185,350)	–	(196,270)	–	10,920
Operating revenue(Consolidated)	1,215,909	–	1,204,514	–	11,395

Notes:

1.Segment breakdown is based on classifications employed for internal management.

2.Segment operating revenue includes inter-segment transactions.

10.Overview of Airline Operating Results (Consolidated)

	Fiscal 2002	Fiscal 2001	Year on year (%)
Domestic routes			
Number of passengers	47,133,040	45,795,753	102.9
Available seat-km (thousand km)	62,565,065	60,980,320	102.6
Revenue passenger-km(thousand km)	40,388,420	38,779,691	104.1
Passenger loadfactor	64.6	63.6	1.0
Cargo(tons)	383,583	386,727	99.2
Mail(tons)	78,354	85,328	91.8
International routes			
Number of passengers	3,785,755	3,438,201	110.1
Available seat-km (thousand km)	25,974,398	26,927,960	96.5
Revenue passenger-km (thousand km)	18,726,902	17,799,257	105.2
Passenger load factor	72.1	66.1	6.0
Cargo(tons)	195,669	152,942	127.9
Mail(tons)	11,236	7,264	154.7
Total			
Number of passengers	50,918,795	49,233,954	103.4
Available seat-km (thousand km)	88,539,463	87,908,280	100.7
Revenue passenger-km (thousand km)	59,115,322	56,578,948	104.5
Passenger load factor	66.8	64.4	2.4
Cargo(tons)	579,252	539,669	107.3
Mail(tons)	89,590	92,592	96.8

Notes:

Domestic routes: ANA + ANK + Air Hokkaido Co. Ltd. (ADK) + Air Nippon Network Co. Ltd. (ANN)

International routes: ANA + ANK + AJX

Each result does not include results of charter flights.

International passengers represent revenue passengers.

11.Subsequent events

On March 31, 2003, the Company issued notes due 2006 in the amount of ¥30,000 million with 0.80% interest rate. Paid-in date is April 21, 2003, and redemption date is April 21, 2006.

Fiscal year ended March 31, 2003
Nonconsolidated financial results
All Nippon Airways Co., Ltd. (9202)

1. Nonconsolidated financial highlights for the period ended March 31, 2003

(1) Nonconsolidated operating results

Yen (Millions rounded down)

	Fiscal 2002	Year on year (%)	Fiscal 2001	Year on year (%)
Operating revenues	940,503	2.8%	915,008	(5.3%)
Operating income (loss)	(8,259)	–	18,448	(72.2%)
Recurring profit (loss)	(20,051)	–	(715)	–
Net income (loss)	(17,042)	–	(12,878)	–
Net income (loss) per share	(11.10yen)	–	(8.38yen)	–
Diluted net income (loss) per share	–	–	–	–
Net income (loss) / Shareholders' equity	(11.6%)		(7.9%)	
Recurring profit (loss) / Total assets	(1.7%)		(0.1%)	
Recurring profit (loss) / Operating revenues	(2.1%)		(0.1%)	

Notes:1. Average number of shares of outstanding during the period
Fiscal 2002 1,535,558,747 shares Fiscal 2001 1,535,973,206 shares
2. Changes in the accounting policy during the period: none

(2) Dividends

Yen

	Fiscal 2002	Fiscal 2001
Annual dividend per share		
Interim	–	–
Year – end	0.00	0.00
Total amount of dividends (Yen million)	–	–
Pay-out ratio	–	–
Dividend ratio for shareholder's equity	–	–

(3) Nonconsolidated financial positions

Yen (Millions rounded down)

	Fiscal 2002	Fiscal 2001
Total assets	1,191,543	1,202,542
Shareholders' equity	138,761	156,313
Shareholders' equity ratio	11.6%	13.0%
Shareholders' equity per share	90.44yen	101.77yen

Note:1. Number of shares of outstanding at balance sheet date
Fiscal 2002: 1,536,082,686 shares Fiscal 2001: 1,536,082,686 shares
2. Number of treasury stocks at balance sheet date
Fiscal 2002: 1,731,564 shares Fiscal 2001: 149,548 shares

2. Forecast of non-consolidated operating results for the period ending March 31, 2004

	Yen (Millions rounded down)
Operating revenues	988,000
Recurring profit (loss)	10,000
Net income (loss)	5,000
Annual dividend per share	3.00yen

Note:Forecast of net income per share: 3.26yen

This forecast involve risks, uncertainties and other factors since it reflects management's views in light of the information currently available as of the date hereof. The reader should be aware that actual results could differ materially due to various factors.

(1) Nonconsolidated Balance Sheets Unit:¥million

Assets	Fiscal 2002	Fiscal 2001	Difference
Current assets	270,325	327,718	(57,393)
Cash and deposits	109,257	115,960	(6,702)
Trade accounts receivable	74,497	68,728	5,769
Marketable securities	1,650	24,682	(23,032)
Inventories	46,536	45,657	878
Prepaid expenses	3,467	3,376	91
Short-term loans receivable	7,938	25,880	(17,942)
Other accounts receivable	7,857	20,822	(12,965)
Deferred tax assets	6,687	3,249	3,438
Other current assets	12,447	19,527	(7,079)
Allowance for doubtful accounts	(16)	(167)	150
Fixed assets	921,020	874,399	46,621
[Tangible fixed assets]	[696,606]	[699,555]	[(2,948)]
Buildings	96,552	101,059	(4,506)
Structures	1,903	2,065	(162)
Aircraft	434,392	418,574	15,818
Machinery and equipment	10,143	11,406	(1,263)
Transportation equipment other than aircraft	2,326	1,788	537
Tools and fixtures	12,086	12,459	(372)
Land	58,852	59,972	(1,120)
Construction in progress	80,350	92,230	(11,880)
[Intangible fixed assets]	[35,274]	[24,352]	[10,922]
Telephone deposits	355	430	(75)
Software	31,047	19,538	11,508
Other intangible assets	3,871	4,383	(511)
[Investments and others]	[189,139]	[150,492]	[38,647]
Investment securities	34,064	25,978	8,086
Investments in subsidiaries and affiliates	53,481	70,601	(17,119)
Bonds of subsidiaries and affiliates	–	5,500	(5,500)
Advances to subsidiaries and affiliates	60	60	–
Long-term loans receivables	51,708	26,887	24,821
Housing loans to employees	812	202	610
Long-term prepaid expenses	2,724	1,535	1,188
Deferred tax assets	45,682	15,352	30,329
Other investments	29,288	24,800	4,487
Allowance for doubtful accounts	(28,683)	(20,426)	(8,257)
Deferred assets	197	423	(226)
Bond issuance expenses	197	423	(226)
Total assets	1,191,543	1,202,542	(10,999)

Unit:¥million

Liabilities	Fiscal 2002	Fiscal 2001	Difference
Current liabilities	227,684	287,294	(59,610)
Trade accounts payable	93,959	91,289	2,670
Current portion of long-term debt	50,185	52,020	(1,834)
Current portion of bonds payable	–	69,210	(69,210)
Non-operating accounts payable	9,512	6,563	2,949
Accrued expenses	21,313	24,778	(3,465)
Accrued income taxes	–	55	(55)
Deposits	6,301	669	5,631
Advance ticket sales	32,397	29,422	2,975
Bonus payment reserve	7,163	7,290	(126)
Other current liabilities	6,850	5,995	854
Long-term liabilities	825,097	758,934	66,162
Bonds payable	351,732	302,789	48,943
Long-term loans payable	375,662	367,979	7,683
Long-term unearned income	98	102	(3)
Accrued employees' retirement benefits	85,064	70,176	14,887
Reserve for losses on related businesses	448	448	–
Other long-term liabilities	12,092	17,439	(5,347)
Total liabilities	1,052,781	1,046,229	6,552
Shareholders' equity			
Common stock	86,239	86,239	–
Capital surplus	104,232	104,232	–
Capital reserve	21,632	104,232	(82,600)
Other surplus	82,600	–	82,600
Earned Surplus	(51,640)	(34,598)	(17,042)
Earned surplus reserve	10,301	10,301	–
Reserve	6,641	7,588	(946)
Special depreciation reserve	4,255	5,202	(946)
Other reserve	1,600	1,600	–
Land devaluation reserve	785	785	–
Unappropriated net loss	68,583	52,487	16,096
Unrealized gains on securities	368	487	(118)
Treasury Stock	(439)	(48)	(390)
Total shareholders' equity	138,761	156,313	(17,551)
Total liabilities and shareholders' equity	1,191,543	1,202,542	(10,999)

Note: Accumulated Depreciation: Fiscal 2002 ¥800,969million, Fiscal 2001 ¥796,247million

(2)Nonconsolidated Statements of Income (Loss)

Unit:¥million

	Fiscal 2002	Fiscal 2001	Difference
Operating revenues and expenses			
Operating revenues	940,503	915,008	25,494
Operating expenses	776,321	728,889	47,432
Sales, General and administrative expenses	172,440	167,670	4,769
Operating income (Loss)	(8,259)	18,448	(26,707)
Non-operating income and expenses			
Non-operating income	38,763	22,038	16,724
Interest and income	1,118	835	282
Others	37,644	21,202	16,442
Non-operating expenses	50,555	41,203	9,352
Interest expenses	17,262	19,234	(1,972)
Others	33,292	21,968	11,324
Total Recurring income (loss)	(20,051)	(715)	(19,335)
Extraordinary gains	1,256	1,517	(261)
Gains on sales of securities of affiliates	753	–	753
Gains on sales of marketable securities	499	1,517	(1,017)
Others	2	–	2
Extraordinary losses	31,764	16,816	14,947
Loss on sale of stock of affiliates	8,844	39	8,804
Provision for doubtful accounts	8,377	7,513	864
Valuation loss on shares of affiliates	5,825	5,713	112
Valuation loss on marketable securities	3,113	1,984	1,129
Special retirement benefits	2,922	1,048	1,873
Others	2,680	517	2,162
Net income (loss) before taxes	(50,559)	(16,014)	(34,544)
Corporate, inhabitant and enterprise tax	(354)	3,154	(3,508)
Deferred taxes	(33,162)	(6,290)	(26,871)
Net income (loss)	(17,042)	(12,878)	(4,164)
Loss at the beginning of the period	51,541	39,609	11,931
Unappropriated loss	68,583	52,487	16,096

(3) Statement of surplus and deficit

Unit:¥million

	Fiscal 2002	Fiscal 2001
(1) Appropriation of other capital surplus		
Other capital surplus	82,600	–
Appropriation of other capital surplus		
Transfer to earned surplus reserve	51,640	–
Other capital surplus carried forward	30,959	–
(2)Appropriation of Unappropriated loss at end of the year		
Unappropriated loss at end of the year	68,583	52,487
Appropriation of loss		
Reversal from Voluntary Reserve		
Reversal of reserve for special depreciation	4,255	946
Reversal of reserve for other reserve	1,600	–
Reversal of reserve for land devaluation reserve	785	–
Transfers from other capital surplus	51,640	–
Total	58,282	946
Unappropriated loss carried forward	10,301	51,541

Notes to Nonconsolidated Financial Statements

All Nippon Airways Co., Ltd.

Fiscal 2002 and 2001

1.Summary of significant accounting policies

(a) Marketable securities and investment securities

Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.

(b) Derivatives

Derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, are used, to limit their exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices. These are not used for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(c) Inventories

Inventories are stated at cost. Cost is determined by the moving average method for aircraft spare parts, and first-in, first-out method for miscellaneous supplies.

(d) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method

Buildings .... Straight-line method

Other ground property and equipment................ Declining balance method

The Company employs principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment..................... 20 years

Domestic type equipment.......................... 17 years

(e) Intangible assets and amortization

Intangible assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(f) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years .

(g) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.

(h) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(I) Bonus payment reserve

Provisions are made for bonus payment for employees of the company. The accrued amounts of estimated bonus payments at balance sheet date are stated as bonus payment reserve.

(j) Retirement benefits

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Reserve for losses on related businesses

Provisions are made for estimated losses from investments in subsidiaries and affiliates.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Revenue recognition

Passenger revenues are recorded when services are rendered.

(n) Consumption taxes

Consumption taxes are excluded from the amounts of profit and loss statements.

2.Notes to balance sheets

Contingent liability as guarantor of loans, principally to affiliates, amounted to ¥85,855 million at the ending date of Fiscal 2002, 69,298 million at that of Fiscal 2001.

3.Additional Information

(a)Consolidated tax return system

The Company applied a consolidated tax return system from Fiscal 2002.

(b) Change in accounting standard

The Company applied "Accounting standard concerning treasury stock and use of legal reserves" (No.1 of corporate accounting standard) as from Fiscal 2002. This change of accounting standard did not have a material effect on profit and loss for Fiscal 2002. Also, in accordance with the enforcement regulation of the Commercial Code, the shareholder's equity in the balance sheet is classified into capital stock, capital surplus, accumulated income and others.

Furthermore, the Company applied "Accounting standard concerning net income per share" (No. 2 of corporate accounting standard) and "Guideline for accounting standard concerning net income per share" (No. 4 of corporate accounting standard) as from Fiscal 2002. There are no effects due to the aforementioned change in accounting standards.

4.Subseqent events

(a) Issue of notes

On March31, 2003, the Company issued notes in the amount of ¥30,000million with 0.80% interest rate. Paid-in date is April 21,2003,and redemption date is April 21,2006.

(b) The contributory defined pension benefit plan

From April 1, 2003, the Company changed a part of pension program and adopted the contributory defined pension benefit plan. At the same time, the Company reduced the level of the retirement benefits paid from trustee employee pension funds and revised the benefits calculation which is the lump-sum benefits based on employees' personal results.

These change make the reduction of approximately ¥39,509 million of the retirement benefit obligation and approximately ¥2,822 million of the pension and severance cost in Fiscal 2003.